UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)

(Amendment No. 1)**

AVID TECHNOLOGY, INC.
------------------------------------------------------------
(Name of Issuer)


Common Stock, Par Value $.01 Per Share
------------------------------------------------------------
(Title of Class of Securities)


05367P100
------------------------------------------------------------
(CUSIP NUMBER)


Daniele Beasley
Cove Street Capital LLC
2101 E El Segundo Boulevard
Suite 302
El Segundo, CA 90245
(424) 221-5897
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  05367P100

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Cove Street Capital, LLC I.R.S. IDENTIFICATION NO 27-5376591

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		2,165,415
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,165,415

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,165,415

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA


Item 1.	Security and Issuer

**This Amendment No. 1 relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

This Amendment No. 1 to Schedule 13D (''Amendment No. 1'') is being filed to amend the Statement on Schedule 13D filed on December 2, 2015 (the ''Original 13D''). Except as specifically provided herein, this Amendment No. 1 modifies the Original Schedule 13D in its entirety.

As a result of the recent management actions disclosed herein, this Amendment No. 1 constitutes an exit filing and the Reporting Person shall continue it's reporting obligation by filing an updated 13G/A.

Item 2.	Identity & Background

a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1
	under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b)	The address of the principal office of Cove Street Capital, LLC is:
	2101 E El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c)	The principal business of CSC is as an Investment Adviser.

d)	CSC, nor any of its members has, during the last five years, been
	convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	CSC, nor any of its members was, during the last five years, a party to
	a civil proceeding of a judicial or administrative body of competent
	jurisdiction and, as a result of such proceeding, was or is subject to
	a judgment, decree or final order (1) enjoining future violations of, or
	prohibiting or mandating activities subject to, federal or state securities
	laws, or (2) finding any violation with respect to such laws.

f)	Cove Street Capital, LLC, a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies are borrowed for such an acquisition.

Item 4.	Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. After extensive private conversations with the Board of Directors, we are presently satisfied with the addition of new Board member Peter Westley of Blum Capital Partners and the resignation of legacy Board member George Billings. This the correct first step forward in the improvement of corporate governance and capital allocation at Avid Technology to match the similar progress in the underlying transformation of the Avid business model.


Item 5.	Interest in Securities of the Issuer

a) & b)	CSC has discretionary investment and voting power on 2,165,415 shares of
	Common Stock which constitutes approximately 5.5% of 39,504,028 the shares outstanding.

c)	CSC has effected transactions, on behalf of its clients, in the following
	shares of Common Stock in the last 60 days.

Date of Transaction	Buy/Sell	Share Amount	Price Per Share
							(average px)

11/11/2015		by		34150		6.04
11/12/2015		by		73464		6.44
11/24/2015		sl		570		6.47
11/25/2015		by		350		6.84
11/30/2015		by		120		7.47
12/16/2015		sl		44135		6.25
12/17/2015		sl		105		6.16
12/18/2015		by		38500		6.19
12/22/2015		by		24325		6.19
12/22/2015		sl		25000		6.19
12/28/2015		by		2800		7.31
12/30/2015		by		13908		7.25
1/4/2016		by		2460		7.23
1/6/2016		by		485		7.74

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

Cove Street Capital, LLC

By:  /S/ Daniele Beasley
----------------------------------
Daniele Beasley, President & CCO